Exhibit 77C

                       RESULTS OF AXP FOCUSED GROWTH FUND
              SPECIAL MEETING OF SHAREHOLDERS HELD ON JUNE 9, 2004
                                   (Unaudited)



     A brief description of the proposal voted upon at the meeting and the number of votes cast for, against or withheld, as well as the number of abstentions and broker non-votes as to the proposal is set forth below.


     To approve an Agreement and Plan of Reorganization between the Fund and AXP New Dimensions Fund.


Dollars Voted "For"    Dollars Voted "Against"   Abstentions   Broker Non-Votes
 26,555,055.457            1,187,159.428         972,699.854        0.000